Exhibit 4.1

Description of Premier Financial Corp. Capital Stock

As of December 31, 2023, Premier Financial Corp., an Ohio corporation (“Premier Financial,” the “Company,” “we,” or “our”), had one class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended: Common Stock, par value $0.01 per share (“Common Shares”).

  Effective January 31, 2020, Premier Financial’s Amended and Restated Articles of Incorporation (the “Articles”) were adopted. The Articles authorize 80,000,000 shares of capital stock, consisting of 75,000,000 Common Shares, and 5,000,000 shares of preferred stock, $0.01 par value (“Preferred Shares”). Premier Financial has no Preferred Shares issued or outstanding.

The following summary is subject to, and qualified in its entirety by reference to, the Articles, and Premier Financial’s Amended and Restated Code of Regulations, as well as the applicable provisions of Chapters 1701, 1704 and 1707 of the Ohio Revised Code. For a complete description of the terms and provisions of our Common Shares, refer to the Articles and the Regulations, both of which are filed as exhibits to Premier Financial’s Annual Report on Form 10-K.

Common Shares

Voting Rights

Holders of Common Shares are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Our Common Shares do not have cumulative voting rights for the election of directors. Unless otherwise provided in the Articles or the Regulations, a majority of votes cast by shareholders at a meeting is sufficient to pass on any matter before the shareholders.

Board of Directors

Our Board of Directors (“Board”) is divided into three classes (Class I, Class II and Class III), elected for staggered three-year terms.

Dividends

The Board may, at any regular or special meeting, declare dividends on our outstanding capital stock. Dividends may be paid in cash, in property or in our capital stock.

Premier Financial’s ability to pay dividends to its shareholders is primarily dependent on its receipt of dividends from Premier Bank (“Premier Bank”) and its other subsidiaries. The Federal Reserve expects Premier Financial to serve as a source of strength for Premier Bank and may require Premier Financial to retain capital for further investment in Premier Bank, rather than pay dividends to Premier Financial shareholders. Payment of dividends by Premier Financial or Premier Bank may be restricted at any time at the discretion of its applicable regulatory authorities if they deem such dividends to constitute an unsafe or unsound practice. These provisions could have the effect of limiting Premier Financial's ability to pay dividends on its common shares.

Premier Bank must have the approval of the Ohio Division of Financial Institutions if the payment of a cash dividend in any year would cause the total dividends for that year to exceed the total of Premier Bank’s net income for the current year and the retained net income of Premier Bank for the preceding two years. Payments of dividends by Premier Bank may be restricted at any time at the discretion of Premier Bank’s governing regulatory authorities if such regulatory authorities deem such dividends to constitute unsafe and/or unsound banking practices or if necessary to maintain adequate capital.

The Federal Reserve Board has issued a policy statement with regard to the payment of cash dividends by financial holding companies and other bank holding companies. The policy statement provides that, as a matter of prudent banking, a financial holding company or a bank holding company should not maintain a rate of cash dividends on common stock unless its net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the financial holding company’s or bank holding company’s capital needs, asset quality and overall financial condition. Accordingly, a financial holding company or a bank holding company should not pay dividends that exceed its net income or can only be funded in ways that weaken the financial holding company's or bank holding company’s financial health, such as by borrowing. In addition, Premier Financial may not pay dividends that would cause Premier Financial to fail to satisfy the capital adequacy regulations applicable to bank holding companies which qualify as financial holding companies, including having a capital conservation buffer that is greater than 2.5%.

No Preemptive Rights

No shareholder of the Company shall have, as a matter of right, the preemptive right to purchase or subscribe for shares of any class, now or hereafter authorized, or to purchase or subscribe for securities or other obligations convertible into or exchangeable for such shares or which by warrants or otherwise entitle the holders thereof to subscribe for or purchase any such shares.

Share Repurchases by the Company

We have the right, but not the obligation, to repurchase our common shares from our shareholders.

Preferred Shares

Our 5,000,000 authorized but unissued preferred shares are typically referred to as “blank check” preferred shares. This term refers to preferred shares for which the rights and restrictions are determined by the board of directors of a corporation at the time the preferred shares are issued. Under our Articles, our Board has the authority, without any further shareholder vote or action, to issue the preferred shares in one or more series, from time to time, with full or limited voting power, or without voting power, and with all designations, preferences and relative, participating, optional or other special rights and privileges of, and qualifications, limitations or restrictions upon, the preferred shares, as may be provided in the amendment or amendments to our Articles adopted by our Board. The authority of our Board includes, but is not limited to, the determination or fixing of the following with respect to a particular series of preferred shares: the distinctive serial designation and the number of shares constituting such series; the voting rights, full, conditional or limited, of shares of such series; the dividend rates or the amount of dividends to be paid on the shares of such series, whether dividends shall be cumulative and, if so, from which date or dates, the payment date or dates for dividends, and the participating or other special rights, if any, with respect to dividends; the amount or amounts payable upon the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company; whether the shares of such series shall be entitled to the benefits of a sinking or retirement fund to be applied to the purchase or redemption of such shares, and, if so entitled, the amount of such fund and the manner of its application, including the price or prices at which such shares may be redeemed or purchased through the application of such funds; whether the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Company and, if so convertible or exchangeable, the conversion price or prices, or the rates or rates of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made, and any other terms and conditions of such conversion or exchange; the price or other consideration for which the shares of such series shall be issued; restrictions, if any, on the issuance of shares of the same series or any other class or series; and whether the shares of such series shall be redeemable and, if so, the price or prices at which, and the terms and conditions upon which such shares may be redeemed; and such other rights, preferences and limitations as shall not be inconsistent with our Articles, our Regulations or Ohio law.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Broadridge Financial Solutions, Inc.

Listing

Our common shares are listed on the NASDAQ Global Market under the symbol “PFC.”

Ohio Anti-takeover Statutes

Certain state laws make a change in control of an Ohio corporation more difficult, even if desired by the holders of a majority of the corporation’s shares. Provided below is a summary of the Ohio anti-takeover statutes.

Ohio Revised Code Section 1701.831 is a “control share acquisition” statute. The control share acquisition statute provides, in essence, that any person acquiring shares of an “issuing public corporation” (which Premier Financial meets by definition) in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first puts such ownership within each such range: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; and (iii) a majority or more.

The control share acquisition statute applies not only to traditional offers but also to open market purchases, privately-negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the control share acquisition statute could render approval of any control share acquisition difficult because it must be authorized at a special meeting of shareholders, for which the statutorily prescribed form of notice has been given and at which the statutorily prescribed quorum is present, by the affirmative vote of the majority of the voting power of the corporation in the election of directors represented at the meeting and by a majority of the portion of such voting power, excluding the voting power of interested shares.

A corporation may elect not to be covered by the provisions of the control share acquisition statute by the adoption of an appropriate amendment to its articles of incorporation or its regulations. We have not adopted such an amendment. Our Articles, as currently in effect, provide that Section 1701.831 of the Ohio Revised Code applies to control share acquisitions of shares of Premier Financial.

Ohio Revised Code Chapter 1704 is a “merger moratorium” statute. The merger moratorium statute provides that, unless a corporation’s articles of incorporation otherwise provide, an “issuing public corporation” (which Premier Financial meets by definition) may not engage in a “Chapter 1704 transaction” for three years following the date on which a person acquires more than 10% of the voting power in the election of directors of the issuing corporation, unless the Chapter 1704 transaction is approved by the corporation’s board of directors prior to such transaction. A person who acquires such voting power is an “interested shareholder,” and “Chapter 1704 transactions” involve a broad range of transactions, including mergers, consolidations, combinations, liquidations, recapitalizations and other transactions between an issuing public corporation and an interested shareholder if such transactions involve at least 5% of the aggregate fair market value of the assets or shares of the issuing public corporation or assets representing at least 10% of its earning power or income. After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions.

A corporation may elect not to be covered by the provisions of Ohio Revised Code Chapter 1704 by the adoption of an appropriate amendment to its articles of incorporation. We have not adopted such an amendment. Our Articles, as currently in effect, provide that Ohio Revised Code Chapter 1704 applies to Premier Financial.

Ohio also has enacted Ohio Revised Code Section 1707.043, which provides that a person who announces a control bid with respect to an Ohio corporation that has issued and outstanding shares listed on a national securities exchange (which Premier Financial does with our common shares) must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement.

In addition, Section 1701.59 of the Ohio Revised Code provides that, in determining what a director reasonably believes to be in the best interests of the corporation, such director may consider, in addition to the interests of the corporation’s shareholders, any of the interests of the corporation’s employees, suppliers, creditors and customers, the economy of the State of Ohio and the United States, community and societal considerations and the long-term as well as the short-term interests in the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

The overall effect of the statutes described above may be to render more difficult or discourage the removal of incumbent management of an Ohio corporation or the assumption of effective control of an Ohio corporation by other persons.